Filed by CECO Environmental Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Met-Pro Corporation

Commission File No. 001-07763

NasdaqGM: CECE	NEWS RELEASE

CECO ENVIRONMENTAL ANNOUNCES RETIREMENT OF CHAIRMAN PHILLIP DEZWIREK

CINCINNATI, OHIO, May 15, 2013 – CECO Environmental Corp. (NasdaqGM: CECE), a leading global provider of air pollution control technology and systems, announced today that at a board meeting following its annual meeting held on May 15th, CECO’s founder Phillip DeZwirek announced that effective today he is retiring as Chairman and a Director of the Company after his outstanding leadership since 1991.

“I am truly honored to have been a part of building one of the global leaders in the air pollution control sector. With our recent announcement of the acquisition of Met-Pro Corporation, CECO is ideally positioned to continue its growth in profitability and shareholder value creation and is now ready for the next stage of its evolution,” commented Phillip DeZwirek. “It has been an experience I will never forget and one that was made even better by being able to have the privilege of working with a very supportive, experienced and impressive team. I thank everyone at CECO including our employees, management, fellow board members and shareholders for their support and commitment to the Company. At 75 years of age, I am looking forward to dedicating more time to my philanthropic endeavors in both Canada and the United States.”

Also at the meeting on May 15th, the Board of Directors elected Mr. Jason DeZwirek, Phillip DeZwirek’s son, as Chairman. The DeZwirek family is the largest shareholder of the Company.

Phillip DeZwirek continued, “I am thrilled that the Board of Directors has appointed Jason as the new Chairman and my successor. Jason has been an integral part of the Board for over 17 years. CECO continues to be one of our family’s largest holdings and we intend to continue to be significant shareholders for many years to come.”

Jason DeZwirek stated, “The Board has been strategically focused on building a platform that mitigates risk while creating global growth opportunities. The Board and management remain committed to this strategy and delivering positive returns for shareholders, employees and customers while improving the air quality and quality of life in the facilities and communities where our technologies are installed.”

During Phillip DeZwirek’s leadership of CECO, as Chairman since 1991 and Chief Executive Officer through 2010, CECO has:

-	Increased its market capitalization from under $1 million to over $225 million

-	Increased revenues from $250,000 to approximately $300 million pro forma after the closing of the recently announced acquisition of Met-Pro Corporation

-	Completed more than 10 acquisitions

-	Initiated the Company’s first dividend in 2011 which has now been increased over 40% to $0.20 per share annually

-	Grown its workforce from 10 employees to over 1000 after the closing of the Met-Pro acquisition

-	Created a global presence with sales and manufacturing facilities around the world

Jeff Lang, CECO’s Chief Executive Officer, stated, “Throughout my working relationship with Phillip DeZwirek, he has demonstrated integrity and an enduring commitment to CECO. Phillip has been a valuable partner to me and the team as we continue to drive changes in how CECO does business. Phillip has our highest respect for his dedication to the business and I join my fellow board members and colleagues in wishing him well in his retirement.”

ABOUT CECO ENVIRONMENTAL

CECO Environmental is a leading global provider of air pollution control technology. Through its subsidiaries –Adwest Technologies, Busch International, CECO Filters, CECO Abatement Systems, Kirk & Blum, Effox-Flextor, Aarding, Fisher-Klosterman/Buell, CECO China and A.V.C. Specialists – CECO provides a wide spectrum of air quality products and services including engineered equipment, cyclones, scrubbers, dampers, diverters, RTOs, component parts and monitoring and management services. Industries served include refining, petrochemical, power, natural gas, aluminum, steel, automotive, chemical and large industrial processes. Global growth, operational excellence, margin expansion, safety leadership and employee development are CECO’s core competencies and long term objectives.

For more information on CECO Environmental, please visit the company’s website at http://www.cecoenviro.com.

Contact:

Corporate Information

Jason DeZwirek, Chairman

Jeff Lang, Chief Executive Officer

1-800-333-5475

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in CECO’s Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumption prove incorrect, actual results may vary in material aspects from those currently anticipated.

Additional Information and Where to Find It

This communications does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not a substitute for the prospectus/proxy statement CECO and Met-Pro Corporation will file with the SEC. Investors in CECO or Met-Pro are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents that will be filed by the Company and Met-Pro with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to CECO Environmental Corp., 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227, Attention: Investor Relations; or to Met-Pro Corporation, 160 Cassell Road, Harleysville, Pennsylvania 19438, Attention: Investor Relations. A final prospectus/proxy statement will be mailed to CECO’s stockholders and shareholders of Met-Pro.

Proxy Solicitation

CECO and Met-Pro, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2013 annual meeting of stockholders and CECO’s 10-K for the year ended December 31, 2012. Information about the directors and executive officers of Met-Pro is set forth in the proxy statement for Met-Pro’s 2013 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.